Exhibit A

December 04, 2015 12:00 ET

Dov Charney Announces Plans to Review and Explore Alternative Strategic Solutions for the Future of American Apparel

LOS ANGELES, CA—(Marketwired - Dec 4, 2015) - Dov Charney, the founder and former Chairman and CEO of American Apparel, Inc. (“American Apparel” or the “Company”), announced today that he is exploring plans with investors and industry executives in an effort to develop a value-maximizing solution for the Company, its thousands of manufacturing, retail, administrative and creative employees, its customers, as well as the Los Angeles community where American Apparel is one of the largest private sector employers.

Mr. Charney founded American Apparel in 1989 and was Chairman and CEO of the Company until June 2014, and served as a consultant until December 2014. American Apparel filed for bankruptcy in October 2015, a little over a year after Mr. Charney’s departure as CEO of American Apparel, and ten months following his departure from the Company.

Headquartered in Los Angeles, American Apparel is an iconic company in the apparel industry, operating the largest clothing manufacturing facility in the United States. In 2014, the Company generated over $600 million of net sales and reported $40 million of Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization). Mr. Charney has demonstrated a consistent track record of driving the Company’s sales: in nearly each year for the past 25 years with one exception, Mr. Charney led the Company to grow sales every consecutive year.

Rather than engaging in a pursuit of low wage manufacturing, Mr. Charney has focused on leveraging art, design and technology to advance the success of the Company as well as the lives of those involved in the manufacturing process. Despite paying some of the highest wages in the clothing industry, creating the opportunity for many garment workers to earn annual wages exceeding $30,000 to $50,000 (in contrast to offshore wages where garment workers earn as little as $650 per year), American Apparel had consistently delivered best-in-class gross profit margins, and generated positive Adjusted EBITDA in all but one year since going public in 2007.

In the nine months ended September 30, 2015, following Mr. Charney’s departure from the Company but prior to the Company’s bankruptcy filing, net sales and gross profits at American Apparel declined 15.5% and 29.2%, respectively. These trends have not showed signs of reversing with net sales down 19.1% on a year-over-year basis for the third quarter.

Mr. Charney is confident that new and existing investors, working with him and his team of industry leaders, would be able to realize significant long-term value for American Apparel’s stakeholders, including its thousands of employees, by reviving American Apparel’s sales and profitability, while preserving and creating fair wage job opportunities in the apparel industry.

Mr. Charney has engaged Cardinal Advisors, LLC as financial advisor in connection with an evaluation of strategic alternatives involving American Apparel.

Forward-Looking Statements:

This press release contains forward-looking statements, which are based upon current expectations, involve a number of risks and uncertainties and are subject to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements include all statements that are not historical statements of fact and those regarding the intent, belief or expectations of Dov Charney, Cardinal Advisors, or the Company, including, without limitation, all statements provided herein. Those forward-looking statements are subject to certain risks and uncertainties, and are based on information as of the date of this release. Mr. Charney and Cardinal Advisors undertake no obligation to update or revise any such forward-looking statements.

Contact:

Cardinal Advisors

David Felman

(310) 903-1115

david.felman@cardinal-advisors.com

Dov Charney

(213) 923-7943

dovcharneypersonal@gmail.com